Exhibit 11

Diluted Earnings Per Common Share and Diluted Average Common Shares Outstanding
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     For diluted  earnings  per common  share,  net income  available  to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive.
         Diluted earnings per common share was determined as follows:

                                                               Three Months Ended                     Six Months Ended
                                                                    June 30                               June 30
 (Shares in Thousands, Dollars in Millions               ------------------------------------------------------------------
  Except Per-Share Information)                              1999            1998                    1999        1998
---------------------------------------------------------------------------------------------------------------------------
Average common shares outstanding                            1,743,503        1,732,168           1,740,549      1,728,353

Dilutive effect of:
           Convertible preferred stock                           3,098            3,123               3,098          3,123
           Stock options                                        40,244           49,421              39,670         47,471
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Total dilutive average shares                                1,786,845        1,784,712           1,783,317      1,778,947
===========================================================================================================================


Net income available to common shareholders                    $ 1,914          $ 2,287             $ 3,826        $ 3,607
Preferred dividends paid on dilutive convertible
            preferred stock                                          1                1                   3              3
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Total net income available to common shareholders
            adjusted for full dilution                         $ 1,915          $ 2,288             $ 3,829        $ 3,610
===========================================================================================================================

Diluted earnings per common share                               $ 1.07           $ 1.28              $ 2.15         $ 2.03
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

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